Exhibit 4.2
DESCRIPTION OF COMMON STOCK
The following description of Mr. Cooper Group Inc.’s common stock is a summary. This summary is subject to the General Corporation Law of the State of Delaware and the complete text of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws filed as Exhibits 3.1 and 3.2, respectively, to its Annual Report on Form 10-K. We encourage you to read that law and those documents carefully.
Our authorized capital stock consists of 300,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Our Board of Directors may establish the rights and preferences of the preferred stock from time to time. As of February[ __, 2023, __,___,___] shares of our Common Stock were issued and outstanding and no shares of our Preferred Stock were issued or outstanding.

The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of the Certificate of Incorporation, as determined from time to time by resolution of the Board of Directors and stated in the resolution or resolutions providing for its issuance, prior to the issuance of any shares. The Board of Directors shall have the authority by resolution to fix and determine, subject to these provisions, the designation of each series, the number of shares of each series, and the powers (including voting powers), preferences, and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, and to amend the designation, powers, preferences and rights of the shares of any series of Preferred Stock that is wholly unissued. Unless otherwise specifically provided in the resolution establishing any series, the Board of Directors shall further have the authority, after the issuance of shares of a series whose number it has designated, by resolution to increase or decrease the number of shares of that series, but any decrease shall not be below the number of shares of such series then outstanding.

Each share of Common Stock is entitled to one vote on all matters properly presented at a meeting of shareholders. Except as otherwise provided by law, the holders of Common Stock vote as one class. Except as otherwise required by law, holders of shares of Common Stock will not be entitled to vote on certain amendments to the Certificate of Incorporation that amend, modify or alter the terms of certain series of preferred stock, if the series excludes the right to vote on such amendments. Holders of Common Stock may not cumulate their votes in the election of directors, and are entitled to share equally in the Common Stock dividends that may be declared by our Board of Directors, but only subject to the rights of the holders of preferred stock.

The number of directors that constitute the entire Board of Directors shall not be more than eleven, and the Board of Directors currently consists of eight directors.

Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of Common Stock share ratably in the assets remaining after payments to creditors.

There are no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

The affirmative vote of the holders of at least eighty percent (80%) of the voting power of the issued and outstanding shares of Common Stock and the issued and outstanding shares of preferred stock, if any, entitled to vote generally with the Common Stock on all matters on which the holders of Common Stock are entitled to vote, voting together as a class, is required to adopt any provision inconsistent with, or to amend or repeal any provision of, Articles X (Liability of Directors; Indemnification), XI (Amendment) or XII (Business Opportunities), of the Certificate of Incorporation.

Article VIII of the Certificate of Incorporation provides that, without the approval of our Board of Directors, (i) no person (or group of persons treated as a single entity under Treasury Regulation Section 1.382-3) will be permitted to acquire, whether directly or indirectly, and whether in one transaction or a series of related transactions, any of our stock or any other instrument treated as stock for purposes of Section 382, to the extent that after giving effect to such purported acquisition (a) the purported acquirer or any other person by reason of the purported acquirer’s acquisition would become a Substantial Holder (as defined below), or (b) the percentage stock ownership of a person that, prior to giving effect to the purported acquisition, is already a Substantial Holder would be increased; and (ii) no Substantial Holder may dispose, directly or indirectly, of any class of our stock or any other instrument treated as stock for purposes of Section 382. A “Substantial Holder” is a person that owns (as determined for purposes of Section 382) at least 4.75 percent of the total value of our stock, including any instrument treated as stock for purposes of Section 382.